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CONTACTS:
LORUS THERAPEUTICS INC.                     CANADIAN MEDIA CONTACT:                      US MEDIA CONTACT:

Corporate Communications                    Hugh Mansfield                               Amy Banek
Grace Tse                                   Mansfield Communications Inc.                Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380               Tel:  (416) 599-0024                         Tel:  (212) 370-5045
Email:   ir@lorusthera.com                  Email:  hugh@mcipr.com                       E-mail:  amy@mcipr.com

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 LORUS THERAPEUTICS ALLOWED MEXICAN PATENT TO PROTECT LEAD PRODUCT VIRULIZIN(R)

      - PATENT PROTECTS VIRULIZIN(R) IN ITS FIRST COMMERCIAL MARKET PLACE -

TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, FEBRUARY 17, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that a patent was allowed by the Mexican Patent Office to protect the company's intellectual property involving its lead immunotherapy drug, Virulizin(R).

The patent titled, 'Immunomodulator Composition, Process for Preparation, Pharmaceutical Compositions that Contain it and Uses of Same,' protects both the composition and use of Virulizin(R) for the treatment of cancer.

"This recent patent allowance fortifies our intellectual property position in Mexico, where Virulizin(R) is approved for the treatment of malignant melanoma," said Dr. Jim Wright, CEO, Lorus. "The allowance is critically important to our strategic plan for maximizing the value of Virulizin(R) in its first commercial marketplace."

Lorus and Mayne Pharma have entered into an exclusive seven-year distribution agreement for Mexico. Under the terms of the agreement, Lorus receives royalties from the sales of Virulizin(R) and is responsible for manufacturing the drug. Mayne Pharma recently exercised its option for similar agreements for Brazil and Argentina.


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Virulizin(R) has been shown to be a non-toxic immunotherapy that recruits natural killer cells, moncoytes and macrophages, to attack tumor cells. In pre-clinical and clinical studies, Virulizin(R) has proven to be a well tolerated and an effective drug capable of antitumor activity in a range of cancer types, such as malignant melanoma and pancreatic cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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